

Mail Stop 3720

June 17, 2009

Mr. Wong Heang Tuck
Chief Financial Officer
PT Indosat Tbk
Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 – Indonesia

       Re: **PT Indosat Tbk**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed April 15, 2009
              File No. 001-13330

Dear Mr. Tuck:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2008

Operating and Financial Review and Prospects, page 59

Principal Indebtedness, page 75

1. We note that you disclose the required ratios for your material debt covenants. We also note that on page three you disclose some of the actual ratios. As you are highly leveraged an event of default would have a material impact on your operations. Therefore you should revise the Operating and Financial Review and Prospects to include a discussion of the actual ratios as of each reporting date showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Further you should include a discussion of how the recent operating environment, the changes to the definitions of "EBITDA", "Debt" and "Equity" in some of your debt agreements and the changes in the Debt to Equity ratio will impact your compliance with your covenants.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director